NEWS

Sequans Communications
Unaudited Fourth Quarter and Full Year 2025 Financial Results

PARIS - February 10, 2026 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading provider of 5G/4G cellular IoT semiconductor solutions and a pioneer in Bitcoin treasury, today announced unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter and Full Year 2025 Summary Unaudited Results Table (*):

(in US$ millions, except share and per share data)	Q4 2025	Q3 2025 (1)	Q4 2024	Full year 2025	Full year 2024
Revenue	$7.0	$4.0	$11.0	$27.2	$36.8
Gross profit	$2.6	$1.7	$7.4	$14.8	$27.7
Gross margin (%)	37.7%	42.4%	67.4%	54.3%	75.3%
Operating income (loss)	($74.5)	($20.5)	($5.6)	($110.3)	$69.5
Net profit (loss)	($87.1)	$0.9	($2.4)	($102.4)	$57.6
Diluted income (loss) per ADS	($5.62)	$0.06	($0.95)	($11.81)	$20.27
Non-IFRS diluted income (loss) per ADS (2)	($1.19)	($0.73)	($0.87)	($5.04)	$22.57
Weighted average number of diluted ADS (IFRS)	15,504,809	15,356,080	2,500,854	8,673,667	2,840,210
Weighted average number of diluted ADS (Non-IFRS)	15,504,809	13,933,963	2,500,854	8,673,667	2,840,210
(1) Restated to reflect finalization of the allocation of the ACP acquisition purchase price and accounting for compound financial instruments issued in July 2025, and change of $255,000 in recognition of certain service revenue from straight-line to per unit basis to align with associated product revenue sales.
(2) See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3.
(*) Bitcoin KPIs are presented on the website and are updated with public information on an ongoing basis: https://sequans.com/bitcoin-treasury

“Our IoT semiconductor business continues to gain momentum and our fourth-quarter revenue of $7 million was predominantly product-driven,” said Dr. Georges Karam, CEO of Sequans. “We exited 2025 with a strengthened revenue profile, backed by a strong order backlog and a design-win pipeline of more than $300 million in potential three-year product revenue. Over 44% of those design-wins are already in mass production and additional projects are expected to be added to production throughout 2026. With increasing numbers of projects now in production, strong demand across LTE-M, Cat 1bis, RF transceivers, and early 5G eRedCap engagements, and a clear path toward projected cash-flow break-even by the end of 2026, we believe Sequans is positioned to drive sustainable growth and long-term shareholder value.”
Dr. Karam added, “At the same time, we have continued to take a disciplined and value-driven approach to capital allocation, balancing execution of our IoT business with thoughtful management of our Bitcoin digital asset treasury. In an environment where many of our digital asset treasury peers are trading below intrinsic value, we believe the most accretive action has been repurchasing our ADS at a meaningful discount to our net cash and Bitcoin NAV. In the fourth quarter, we repurchased approximately 9.7% of our outstanding ADSs and have received Board authorization to repurchase an additional 10%. We remain focused on unlocking the full value underlying our balance sheet while maintaining flexibility to evaluate other capital allocation tools as market conditions evolve.”

Fourth Quarter 2025 Financial Summary:

Revenue: Revenue was $7.0 million, an increase of 72.6% compared to the third quarter of 2025 and a decrease of 37.0% compared to the fourth quarter of 2024. In the fourth quarter of 2024, revenue included significant license and services revenue from Qualcomm related to the 2024 sale and license of intellectual property.

Gross margin: Gross margin was 37.7% compared to 42.4% in the third quarter of 2025 and 67.4% in the fourth quarter of 2024, reflecting higher product sales in the revenue mix in the third and fourth quarters of 2025 compared with the fourth quarter of 2024, which included a significant amount of license and services revenue. In the fourth quarter of 2025, provisions for slow-moving inventory were recorded. Gross margin excluding this impact would have been approximately 43%.

Operating loss: Operating loss was $74.5 million compared to operating loss of $20.5 million in the third quarter of 2025 and $5.6 million in the fourth quarter of 2024. The operating loss in the fourth quarter of 2025 included a $56.9 million unrealized loss on impairment of the value of our Bitcoin investment compared to an $8.2 million unrealized loss

Sequans reports unaudited fourth quarter and full year 2025 financial results in the third quarter of 2025, and a realized net loss of $8.4 million on the sale of Bitcoin done to finance the redemption of convertible debt and the Company's ADS buyback program.

Net profit (loss): Net loss was $87.1 million, or ($5.62) per diluted ADS, compared to net profit of $0.9 million, or $0.06 per diluted ADS, in the third quarter of 2025 and net loss of $2.4 million, or ($0.95) per diluted ADS, in the fourth quarter of 2024. Net loss in the third quarter of 2025 included a non-cash $23.1 million gain on the change in value of the embedded derivative related to compound financial instruments issued in July 2025 and a non-cash loss of $29.1 million on the early extinguishment of debt, and included net interest expense of $5.8 million that was primarily non-cash and related to the IFRS accounting for the convertible debt issued in July.

Non-IFRS loss: Excluding non-cash impairment of digital assets, non-cash stock-based compensation, the non-cash impact of the fair-value, non-cash loss on early extinguishment of debt, and effective interest adjustments related to the convertible debt and associated embedded derivatives and other financings, non-IFRS net loss was $18.5 million, or ($1.19) per diluted ADS, in the fourth quarter of 2025 compared to non-IFRS net loss of $11.2 million, or ($0.73) per diluted ADS in the third quarter of 2025, and non-IFRS net profit of $2.2 million, or ($0.87) per diluted ADS, in the fourth quarter of 2024.

Cash: Cash and cash equivalents at December 31, 2025 totaled $13.4 million, the same amount as at September 30, 2025.

Digital assets: At December 31, 2025, the Company held 2,139 Bitcoin with a market value of $187.1 million, of which 1,617 Bitcoin ($141.4 million) was pledged as security for $94.5 million of convertible debt issued in July 2025.

Conference Call Details

Date: Tuesday, February 10, 2026
Time: 8:00 a.m. ET / 14:00 CET

The live webcast will be available on the Sequans Investor Relations website at https://sequans.com/investor-relations/investor-materials/.

To participate via telephone, please register in advance using this link: https://register-conf.media-server.com/register/BIc0264ac506fc4ae09bd78844e6d8f586. Upon registration, participants will receive a confirmation email detailing how to join the conference call, including the dial-in number and a unique registrant ID.

Those who wish to join the live webcast can access it here: https://edge.media-server.com/mmc/p/rfdt2cm6/

The company suggests participants for both the conference call and those listening via the web dial in or sign on at least 15 minutes in advance of the call.

For those unable to participate in the live event, a replay will be available on the company's website after 9:00 a.m. ET.

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to financial condition, results of operations and business of Sequans, bitcoin treasury and business strategy for 2026 and beyond, ADS repurchase plans, financing requirements, and business strategy for 2026 and beyond. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “committed to”, “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, our ability to successfully implement our Bitcoin treasury strategy and potential adverse reactions or changes to business relationships resulting from the implementation of the Bitcoin treasury initiative and fluctuations on the value of Bitcoin and the implications of a decline in the value of Bitcoin on our collateral requirements. Many factors could cause actual results to differ materially from

Sequans reports unaudited fourth quarter and full year 2025 financial results those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars, and a decline in the value of Bitcoin. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2024, “Risk Related to Our Bitcoin Strategy and Holdings” filed on Form 6-K on July 17, 2025 and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash impairment of digital assets, non-cash stock-based compensation and the non-cash impacts of convertible debt extensions, and effective interest adjustments related to the convertible debt with embedded derivatives and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT) as well as a pioneer in Bitcoin Treasury. Sequans views Bitcoin as a long-term investment and intends to strategically accumulate it as its primary treasury reserve asset. The company’s approach involves acquiring and holding Bitcoin using net proceeds from equity and debt issuances — executed from time to time based on market conditions — as well as cash generated from operations and intellectual property monetization.

Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications - including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes. Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. The company also provides advanced design services and technology licensing. Sequans management believes the combination of a strategic Bitcoin reserve and deep focus on semiconductor innovation positions the company for long-term value creation.

Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Finland, Taiwan, and China.

Visit Sequans at sequans.com and follow us on LinkedIn and X.

Sequans investor relations: David Hanover/Rob Kelly, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com
Sequans media relations: Linda Bouvet (France), +33 170721600 media@sequans.com

Condensed financial tables follow

Sequans reports unaudited fourth quarter and full year 2025 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31, 2025	Sept 30, 2025 (1)	Dec 31, 2024

Revenue	6,961	4,034	11,049
Cost of revenue	(4,339)	(2,324)	(3,605)
Gross profit	2,622	1,710	7,444
Other operating Income (expenses)	(320)	(418)	—
Research and development expense	(6,614)	(7,510)	(7,522)
Sales and marketing expense	(1,825)	(2,143)	(2,411)
General and administrative expense	(3,084)	(3,935)	(3,072)
Digital asset Impairment losses	(56,899)	(8,230)	—
Digital asset losses on sales, net	(8,390)	—	—

Total operating income (expenses)	(77,132)	(22,236)	(13,005)
Operating profit (loss)	(74,510)	(20,526)	(5,561)
Financial income (expense):
Interest income (expense), net	(5,737)	(6,957)	540
Change in fair value of derivative financial instruments	23,079	28,325	—
Gain (loss) on debt extinguishment	(29,067)	—	332
Foreign exchange gain (loss)	(251)	230	854
Profit (Loss) before income taxes	(86,486)	1,072	(3,835)
Income tax expense	(641)	(178)	1,458
Profit (Loss)	$(87,127)	$894	$(2,377)
Attributable to:
Shareholders of the parent	(87,127)	894	(2,377)
Minority interests	—	—	—
Basic income (loss) per ADS	($5.62)	$0.06	($0.95)
Diluted income (loss) per ADS	($5.62)	$0.06	($0.95)
Weighted average number of ADS used for computing:
— Basic	15,504,809	13,933,963	2,500,854
— Diluted	15,504,809	15,356,080	2,500,854
(1) Restated to reflect finalization of the allocation of the ACP acquisition purchase price and accounting for compound financial instruments issued in July 2025, and change of $255,000 in recognition of certain service revenue from straight-line to per unit basis to align with associated product revenue sales.

Sequans reports unaudited fourth quarter and full year 2025 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended Dec 31,
(in thousands of US$, except share and per share amounts)	2025	2024

Revenue	27,191	36,831
Cost of revenue	(12,426)	(9,092)
Gross profit	14,765	27,739
Other operating Income (expenses)	(738)	—
Gain on sale of 4G intangible and tangible assets, net	—	153,129
Research and development expense	(29,844)	(28,527)
Sales and marketing expense	(8,521)	(11,773)
General and administrative expense	(12,489)	(14,402)
Digital asset Impairment losses	(65,129)	—
Digital asset losses on sales, net	(8,390)	—
Impairment of 5G broadband platform intangible and tangible assets	—	(56,633)

Total operating income (expenses)	(125,111)	41,794
Operating profit (loss)	(110,346)	69,533
Financial income (expense):
Interest income (expense), net	(12,165)	(22,878)
Change in fair value of derivative financial instruments	51,404	3
Gain (loss) on debt extinguishment	(29,067)	13,952
Foreign exchange gain (loss)	(1,014)	494
Profit (Loss) before income taxes	(101,188)	61,104
Income tax expense	(1,254)	(3,537)
Profit (Loss)	$(102,442)	$57,567
Attributable to:
Shareholders of the parent	(102,442)	57,567
Minority interests	—	—
Basic income (loss) per ADS	($11.81)	$23.19
Diluted income (loss) per ADS	($11.81)	$20.27
Weighted average number of ADS used for computing:
— Basic	8,673,667	2,482,902
— Diluted	8,673,667	2,840,210

Sequans reports unaudited fourth quarter and full year 2025 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Dec 31,	At Dec 31,
(in thousands of US$)	2025	2024
ASSETS
Non-current assets
Property, plant and equipment	$6,207	$4,308
Intangible assets	9,413	5,641
Goodwill	3,099	—
Digital assets	187,149	—
Deposits and other receivables	2,262	3,246
Prepaid expenses	5,461	—
Other non-current financial assets	409	353
Total non-current assets	214,000	13,548
Current assets
Inventories	3,933	2,874
Trade receivables	3,512	4,809
Contract assets	98	122
Prepaid expenses	1,721	1,410
Other receivables	6,059	17,492
Research tax credit receivable	6,228	4,184
Short-term deposits	—	53,000
Cash and cash equivalents	13,398	9,093
Total current assets	34,949	92,984
Total assets	$248,949	$106,532
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 1,599,589,702 shares authorized, issued and outstanding at December 31, 2025 (251,408,922 shares at December 31, 2024)	$18,718	$2,934
Share premium	179,083	14,512
Other capital reserves	77,521	74,504
Treasury shares	(9.363)	—
Accumulated deficit	(138,237)	(35,795)
Other components of equity	(5)	(796)
Total equity	127,717	55,359
Non-current liabilities
Government loan	—	616
Government research financing	3,091	5,669
Convertible debt	57,024	—
Embedded derivatives	10,800	—
Lease liabilities	2,015	333
Trade payables and other non-current liabilities	1,439	—
Provisions	2,096	1,400
Deferred tax liabilities	186	173
Contract liabilities	5,186	809
Total non-current liabilities	81,837	9,000
Current liabilities
Trade payables	11,199	6,106
Interest-bearing receivables financing	—	3,742
Lease liabilities	679	1,439
Government loan	979	1,802
Government research financing	4,269	4,062
Contract liabilities	5,682	11,021
Income tax liabilities - Parent	3,124	2,827
Other current liabilities and provisions	13,463	11,174
Total current liabilities	39,395	42,173
Total equity and liabilities	$248,949	$106,532

Sequans reports unaudited fourth quarter and full year 2025 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Twelve months ended Dec 31,
(in thousands of US$)	2025	2024
Operating activities
Loss before income taxes	$(101,188)	$61,104
Adjustments to reconcile profit before tax to net cash flows
Depreciation and impairment of property, plant and equipment	2,959	3,353
Amortization and impairment of intangible assets	4,991	60,690
Impairment of digital assets	65,129	—
Share-based payment expense	3,017	4,090
Decrease in provision	541	191
Interest expense, net	12,165	22,878
Change in the fair value of convertible debt embedded derivative	(51,404)	(3)
Loss (gain) on debt extinguishment, net of non-cash transaction costs	28,018	(13,952)
Foreign exchange loss (gain)	(439)	(29)
Loss (gain) on disposal of intangible and tangible assets	12	(157,095)
Loss on digital assets	8,360	—
Working capital adjustments
Decrease in trade receivables and other receivables	5,294	3,637
Decrease (increase) in inventories	(1,275)	3,141
Increase in research tax credit receivable	(2,439)	(2,081)
Increase (decrease) in trade payables and other liabilities	4,936	(13,076)
Increase (Decrease) in contract liabilities	(2,432)	5,978
Increase in government grant advances	1,863	2,416
Income tax paid	(888)	(753)
Net cash flow used in operating activities	(22,780)	(19,511)
Investing activities
Purchase of intangible assets and property, plant and equipment	(5,913)	(3,316)
Purchase of digital assets	(377,200)	—
Capitalized development expenditures	—	(16,428)
Proceeds from sale of intangible assets	—	165,611
Proceeds from sale of digital assets	116,532	—
Investment in ACP Advanced Circuit Pursuit, net of cash acquired	(2,398)	—
Sale (Purchase) of financial assets	382	(30)
Decrease (increase) of short-term deposit	53,000	(53,000)
Interest received	1,413	850
Net cash flow from (used in) investing activities	(214,184)	93,687
Financing activities
Private equity offering proceeds, net of transaction costs paid	184,660	—
Proceeds from convertible debt, net of transaction costs paid	174,395	—
Proceeds (repayment of) from interest-bearing receivables financing	(3,742)	3,329
Proceeds from related party loans	—	14,000
Proceeds from interest-bearing research project financing	1,129	934
Purchase on own shares	(9,363)	—
Payment of lease liabilities	(1,518)	(1,508)
Repayment of convertible debt	(100,643)	(54,935)
Repayment of government loans	(1,402)	(1,705)
Repayment of loans	(420)	(23,000)
Repayment of interest-bearing research project financing	(461)	(1,316)
Interest paid	(1,504)	(6,587)
Net cash flows from (used in) financing activities	241,131	(70,788)
Net increase in cash and cash equivalents	4,167	3,388
Net foreign exchange difference	138	—
Cash and cash equivalents at January 1	9,093	5,705
Cash and cash equivalents at end of the period	13,398	9,093

Sequans reports unaudited fourth quarter and full year 2025 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	Dec 31, 2025	Sept 30, 2025 (3)	December 31, 2024
IFRS profit (loss) as reported	$(87,127)	$894	$(2,377)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	362	762	480
Non-cash impairment of digital assets	56,899	8,230	—
Non-cash change in the fair value of embedded derivatives	(23,079)	(28,325)	—
Non-cash interest on convertible debt and other financing (2)	5,352	7,216	62
Non-cash impact on gain (loss) on debt extinguishment	29,067	—	(332)
Non-IFRS profit (loss) adjusted	$(18,526)	$(11,223)	$(2,167)
IFRS basic profit (loss) per ADS as reported	($5.62)	$0.06	($0.95)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.05	$0.19
Non-cash impairment of digital assets	$3.67	$0.59	$0.00
Non-cash change in the fair value of embedded derivatives	($1.49)	($2.03)	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.35	$0.52	$0.02
Non-cash impact on gain (loss) on debt extinguishment	$1.88	$0.00	($0.13)
Non-IFRS basic profit (loss) per ADS	($1.19)	($0.81)	($0.87)
IFRS diluted profit (loss) per ADS	($5.62)	$0.06	($0.95)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.05	$0.19
Non-cash impairment of digital assets	$3.67	$0.54	$0.00
Non-cash change in the fair value of embedded derivatives	($1.49)	($2.03)	$0.00
Non-cash interest on convertible debt and other financing (2)	$0.35	$0.52	$0.02
Non-cash impact on gain (loss) on debt extinguishment	$1.88	$0.00	($0.13)
Non-IFRS diluted profit (loss) per ADS	($1.19)	($0.73)	($0.87)

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$(21)	$12	$18
Research and development	215	166	228
Sales and marketing	(93)	172	(41)
General and administrative	261	412	275
(2) Related to the difference between contractual and effective interest rates
(3) Restated to reflect finalization of the allocation of the ACP acquisition purchase price and accounting for compound financial instruments issued in July 2025, and change of $255,000 in recognition of certain service revenue from straight-line to per unit basis to align with associated product revenue sales.

Sequans reports unaudited fourth quarter and full year 2025 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Twelve months ended Dec 31,
	2025	2024
IFRS profit (loss) as reported	$(102,442)	$57,567
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	3,017	4,126
Non-cash impairment of digital assets	65,129	—
Non-cash change in the fair value of embedded derivatives	(51,404)	(3)
Non-cash interest on convertible debt and other financing (2)	12,882	16,377
Non-cash impact on gain (loss) on debt extinguishment	29,067	(13,952)
Non-IFRS profit (loss) adjusted	$(43,751)	$64,115
IFRS basic profit (loss) per ADS as reported	($11.81)	$23.19
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.35	$1.66
Non-cash impairment of digital assets	$7.51	$0.00
Non-cash change in the fair value of embedded derivatives	($5.93)	$0.00
Non-cash interest on convertible debt and other financing (2)	$1.49	$6.59
Non-cash impact on gain (loss) on debt extinguishment	$3.35	($5.62)
Non-IFRS basic profit (loss) per ADS	($5.04)	$25.82
IFRS diluted profit (loss) per ADS	($11.81)	$20.27
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.35	$1.45
Non-cash impairment of digital assets	$7.51	$0.00
Non-cash change in the fair value of embedded derivatives	($5.93)	$0.00
Non-cash interest on convertible debt and other financing (2)	$1.49	$5.77
Non-cash impact on gain (loss) on debt extinguishment	$3.35	($4.91)
Non-IFRS diluted profit (loss) per ADS	($5.04)	$22.57

(1) Included in the IFRS profit (loss) as follows:
Cost of product revenue	$20	$84
Research and development	766	722
Sales and marketing	494	992
General and administrative	1,737	2,328
(2) Related to the difference between contractual and effective interest rates